ALPS Series Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

December 17, 2018

VIA EDGAR

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALPS Series Trust (the “Registrant”) File Nos. 811-22747 Schedule 14A – Definitive Proxy

Dear Ms. Brutlag:

On behalf of the Registrant, attached hereto for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (the “1934 Act”) are the definitive proxy statement, form of proxy and other soliciting materials (the “Proxy Materials”) relating to a Special Meeting of Shareholders of the Clarkston Founders Fund, Clarkston Fund, and Clarkston Partners Fund, each a series of the Registrant (each a “Fund” and collectively, the “Funds”), to be held on February 13, 2019. The Registrant estimates that copies of the Proxy Materials will be released to shareholders of the Fund on or around December 26, 2018.

The Proxy Materials are being filed to update the preliminary proxy statement, form of proxy and other soliciting materials filed on December 6, 2018 (the “Preliminary Materials”), in response to oral comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on December 13, 2018. In addition, the Proxy Materials filed herewith reflect the completion of certain data points and other non-material clerical changes to the Preliminary Materials.

Set forth in the lettered paragraphs below are the Staff’s oral comments provided on December 13, 2018, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Proxy Materials.

Staff Comments:

A.	Staff Comment: On page 8, in the answer to “What is Happening?”, please clarify, if accurate, that if a Fund’s shareholders do not vote in favor of the proposal the other Funds whose shareholders vote in favor will still enter into the New Advisory Agreement. In other words, the New Advisory Agreement taking effect is not contingent on all of the Funds voting in favor of the Transaction.

U.S. Securities and Exchange Commission

Division of Investment Management

December 17, 2018

Registrant’s Response: This comment has been complied with. The sentence “The Interim Agreement will take effect on the Closing Date and the New Advisory Agreement will take effect if approved by shareholders of a Fund” has been replaced with:

“Collective shareholder approval of the New Advisory Agreement by each of the Clarkston Founders Fund, the Clarkston Fund, or the Clarkston Partners Fund is not a requirement for the New Advisory Agreement to take effect. The New Advisory Agreement will take effect for each Fund whose shareholders cast the requisite vote in favor of the proposal because the approval of the proposal by a Fund is not contingent on the approval of the proposal by any other Fund. If a Fund does not cast the requisite vote in favor of the proposal, the Board may consider all other available options, including without limitation, liquidating one or more of the Funds.”

B.	Staff Comment: On page 19, under the heading “Effect if the Proposal is Not Approved,” please clarify, if accurate, that if a Fund’s shareholders do not vote in favor of the proposal, the other Funds whose shareholders vote in favor will still enter into the New Advisory Agreement. In other words, the New Advisory Agreement taking effect is not contingent on all of the Funds voting in favor of the Transaction.

Registrant’s Response: This comment has been complied with. The language under the heading “Effect if the Proposal is Not Approved” has been replaced with:

“Collective shareholder approval of the New Advisory Agreement by each of the Clarkston Founders Fund, the Clarkston Fund, or the Clarkston Partners Fund is not a requirement for the New Advisory Agreement to take effect. The New Advisory Agreement will take effect for each Fund whose shareholders cast the requisite vote in favor of the proposal because the approval of the proposal by a Fund is not contingent on the approval of the proposal by any other Fund. If a Fund does not cast the requisite vote in favor of the proposal, the Board may consider all other available options, including without limitation, liquidating one or more of the Funds.”

C.	Staff Comment: Please include Exhibit A, the Form Of Investment Advisory Agreement, in the definitive version of the proxy.

Registrant’s Response: This comment has been complied with.

* * * * *

U.S. Securities and Exchange Commission

Division of Investment Management

December 17, 2018

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Richard C. Noyes
Richard C. Noyes
Secretary of ALPS Series Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP